Exhibit 99.44











                                    AGREEMENT


                                                August 4, 1994


         Mr. Barry Diller
         Arrow Investments, L.P.
         1940 Coldwater Canyon
         Beverly Hills, California  90210

         Dear Mr. Diller:

                   Reference is made to (i) the Merger Agreement (the "Merger Agreement"), dated the date hereof, among QVC, Inc. ("QVC"), Comcast Corporation ("Comcast"), Liberty Media Corpo-ration ("Liberty") and Comcast Qmerger, Inc., (ii) the Stockholders Agreement, dated as of July 16, 1993, as amended to date (the "Stockholders Agreement"), among Comcast, Barry Diller ("Diller"), Arrow Investments, L.P. ("Arrow") and cer-tain of their affiliates and (iii) the Equity Compensation Agreement dated as of December 9, 1992 by and among QVC, Diller and Arrow (the "Equity Compensation Agreement"). Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

                   We agree as follows:

                   1. The Arrow Group (as defined below) represents and warrants that as of the date hereof (a) it has good and marketable title to 1,000,000 shares (the "Shares," which term shall include any shares of Common Stock (as defined below) issued to the Arrow Group after the date hereof upon the exer-cise of any Options (as defined below)) of common stock, par value $.01 per share, of QVC (the "Common Stock"), (b) all of such Shares are registered in the name of Diller, entities con-trolled by Diller or Arrow (collectively, the "Arrow Group"),
         (c) the Arrow Group is the holder of presently exercisable op-tions to purchase 3,000,000 shares of Common Stock and options to purchase an additional 3,000,000 shares of Common Stock which are not presently exercisable (collectively, the "Op-tions"), and (d) each of Diller and Arrow has the legal power, right and authority to enter into and perform this Agreement,


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         Mr. Barry Diller
         August 4, 1994
         Page 2




         and this Agreement has been duly executed and delivered by each of Diller and Arrow and constitutes a legal, valid and binding agreement of each of them. The Shares and Options are some-times collectively referred to as the "QVC Securities."

                   2. Subject to the absence or waiver of any incon-sistent agreements, each of Comcast, Diller and Arrow agrees (for himself or itself and his or its respective affiliates) that the Stockholders Agreement shall terminate immediately without any further obligation thereunder, and each of Comcast, Diller and Arrow further agrees (for himself or itself and his or its respective affiliates) to release each other from any claim of whatever nature arising out of or under the Stockhold-ers Agreement; provided, however, that if the Merger Agreement is terminated, such Stockholders Agreement (including all rights and obligations thereunder) and such claims will be re-stored effective as of the date hereof and this paragraph will be of no effect effective as of the date hereof.

                   3. Diller agrees to vote (as a director of QVC) in favor of the Merger Agreement and the Transactions, provided that there is not then a bona fide transaction proposed to QVC or its stockholders which would result in consideration to the QVC stockholders greater than $46 per share (or such higher price then offered by Comcast and Liberty if they increase the $46 price provided in the Merger Agreement) and further subject to Diller's fiduciary obligations as a member of the Board of Directors of QVC.

                   4. From the date hereof until the earlier of con-summation of the Merger or termination of the Merger Agreement:

                   (a) The Arrow Group will not (i) sell, transfer, pledge, assign or otherwise dispose of, or agree to sell, transfer, pledge, assign or otherwise dispose of, any of the QVC Securities except that the Arrow Group shall be free to tender Shares pursuant to the Offer (provided that the Arrow Group shall be permitted to dispose of Shares to QVC in order to effect cashless exercises of Options),
              (ii) deposit any QVC Securities owned by it into a voting trust or grant a proxy or enter into a voting agreement with respect to such QVC Securities, (iii) agree with any third-party to exercise any voting rights with respect to such QVC Securities, except pursuant to paragraph 4(b), or
              (iv) seek or solicit any of the foregoing, other than as



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         Mr. Barry Diller
         August 4, 1994
         Page 3




              permitted (as a director of the Company) under the Merger
              Agreement.

                   (b) The Arrow Group agrees to tender, upon the re-quest of Comcast, pursuant to and in accordance with the terms of the Offer, all shares of Common Stock owned by it. Upon the request of Comcast, Diller will exercise all of the then exercisable Options provided that arrangements satisfactory to Diller for the financing of the exercise and the purchase of the Shares by Comcast have been made.

                   (c) Unless each Share has been tendered pursuant to the Offer, the Arrow Group will cause each Share that it then owns or has power to vote to be voted (i) at the Com-pany stockholder meeting to approve the Merger, for the approval and adoption of the Merger Agreement and the Merger and (ii) against any recapitalization, merger, business combination, or similar transaction involving QVC unless Comcast or Liberty consents.

         The foregoing notwithstanding, this paragraph 4 shall not apply
         (i) upon the first to occur of (A) the last day on which to tender into a tender or exchange offer which would result in consideration to the QVC stockholders greater than $46 per share (or such higher price then offered by Comcast and Liberty if they increase the $46 price provided in the Merger Agree-
         ment) (a "Superior Offer") (subject to the subsequent condition that such Superior Offer is consummated) and (B) the fifth business day after any person or entity has made a Superior Offer which has not been matched by Comcast and Liberty (sub-ject to the subsequent condition that such Superior Offer is consummated) or (ii) to the extent it could result in any vio-lation of or liability under the federal securities laws.

                   5. From the date hereof until the earlier of con-summation of the Merger or termination of the Merger Agreement, neither Diller nor Arrow will, directly or indirectly, ini-tiate, solicit or encourage any Person concerning the making of any proposal with respect to an Alternative Transaction, other than as permitted (as a director of the Company) under the Merger Agreement.

                   6. Comcast agrees to cause QVC and the Surviving Corporation (which Comcast represents and agrees that it has and will maintain the authority to do) to fulfill and completely discharge all obligations under the Options. Comcast agrees that, upon consummation of the Offer, unless


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         Mr. Barry Diller
         August 4, 1994
         Page 4




         otherwise agreed to by Diller, Diller's employment under the Equity Compensation Agreement shall continue until at least December 12, 1994 (it being agreed that Diller may perform his services to QVC as provided by the Equity Compensation Agreement on a non-exclusive basis and without minimum time requirements but will be reasonably available to facilitate the transition), and QVC shall continue to pay all expenses incurred by Diller at least through December 12, 1994 on a basis consistent with past practice. In addition, each of Comcast and Diller agree that, upon termination of Diller's employment, Comcast shall cause (which Comcast represents and agrees that it has and will maintain the authority to do) QVC to execute for the benefit of Diller and the entities included in the Arrow Group, and, provided Diller shall have been paid all amounts due in respect of the Options and his employment (including payment of Diller's expenses), Diller shall execute for the benefit of QVC, general releases in a form mutually agreed to by the parties. This paragraph 6 shall survive termination of this Agreement, if Comcast, together with any other party, acquires control of a majority of the outstanding voting stock or a majority of the board of directors of QVC.

                   7. This Agreement shall terminate automatically and simultaneously with the Merger Agreement in accordance with its terms.























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         Mr. Barry Diller
         August 4, 1994
         Page 5




                   If the foregoing reflects your understanding of our agreement, please execute this letter agreement in the space provided below. This letter agreement will be governed by and construed in accordance with the substantive law of the State of New York.

                                          Very Truly Yours,

                                          COMCAST CORPORATION



                                          By: /s/ Brian L. Roberts
                                             Name:  Brian L. Roberts
                                             Title:  President



         Accepted and Agreed:



          /s/ Barry Diller
         Barry Diller



         ARROW INVESMENTS, L.P.
         By:  Arrow Investments, Inc.,
              its general partner



         By:  /s/ Barry Diller
             Name:
             Title:












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